Exhibit 99.2

+	IMMURON LIMITED

ACN: 063 114 045

«Company_code» «Sequence_number»
«Holder_name»
«Address_line_1»
«Address_line_2»
«Address_line_3»
«Address_line_4»
«Address_line_5»
REGISTERED OFFICE:	+
LEVEL 3
62 LYGON STREET
CARLTON VIC 3053

SHARE REGISTRY:
Security Transfer Australia Pty Ltd
All Correspondence to:
PO BOX 52
Collins Street West VIC 8007
Suite 913, Exchange Tower
530 Little Collins Street
Melbourne VIC 3000
T: 1300 992 916 F: +61 8 9315 2233
E: registrar@securitytransfer.com.au
W: www.securitytransfer.com.au

Code:	IMC
Holder Number:	«HOLDER_NUM

PROXY FORM

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONTACT YOUR STOCK BROKER OR LICENSED PROFESSIONAL ADVISOR.

VOTE ONLINE

Lodge your proxy vote securely at www.securitytransfer.com.au

1. Log into the Investor Centre using your holding details.

2. Click on “Proxy Voting” and provide your Online Proxy ID to access the voting area.

«ONLINE
SECTION A: Appointment of Proxy

I/We, the above named, being registered holders of the Company and entitled to attend and vote hereby appoint:

☐ The meeting chairperson	OR

or failing the person named, or if no person is named, the Chairperson of the meeting, as my/our Proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the Proxy sees fit) at the Annual General Meeting of the Company to be held at 3:30pm AEDT on Monday 19 November 2018 at Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053 and at any adjournment of that meeting.

Chair authorised to exercise undirected proxies on remuneration related resolutions.

Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1 and 6 (except where I/we have indicated a different voting intention) even though Resolutions 1 and 6 are connected directly or indirectly with the remuneration of a member of Key Management Personnel.

SECTION B: Voting Directions

Please mark “X” in the box to indicate your voting directions to your Proxy. The Chairperson of the Meeting intends to vote undirected proxies in FAVOUR of all the resolutions. In exceptional circumstances, the Chairperson of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

RESOLUTION		For	Against	Abstain*

1.	Adoption of Remuneration Report	☐	☐	☐

2.	Re-Election of Director - Peter Anastasiou	☐	☐	☐

3.	Re-Election of Director - Daniel Pollock	☐	☐	☐

4.	Election of Director - Richard Berman	☐	☐	☐

5.	Approve the Issue of Shares to a related party - Grandlodge Pty Ltd or its Nominee	☐	☐	☐

6.	Approve the issue of Options to a Director - Richard Berman	☐	☐	☐

		For	Against	Abstain*

7.	Ratification of prior issue of shares	☐	☐	☐

8.	Ratification of prior issue of Options	☐	☐	☐

9.	Ratification of prior issue of Options	☐	☐	☐

10.	Adoption of Non-Executive Director Remuneration Pool	☐	☐	☐

11.	Approval of Additional 10% Capacity to Issue Shares Under ASX Listing Rule 7.1A	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain. * If you mark the Abstain box for a particular item, you are directing your Proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

SECTION C: Signature of Security Holder(s)

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security Holder	Security Holder 2	Security Holder 3

Sole Director & Sole Company Secretary	Director	Director/Company Secretary

Proxies must be received by Security Transfer Australia Pty Ltd no later than 3:30pm AEDT on Saturday 17 November 2018.

+	IMCPX1191118	1	1	IMC	IMCPX1191118	+

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My/Our contact details in case of enquiries are:

Name:

1. NAME AND ADDRESS

This is the name and address on the Share Register of the Company. If this information is incorrect, please make corrections on this form. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this form.

2. APPOINTMENT OF A PROXY

If the person you wish to appoint as your Proxy is someone other than the Chairperson of the Meeting please write the name of that person in Section A.

If you leave this section blank, or your named Proxy does not attend the meeting, the Chairperson of the Meeting will be your Proxy. A Proxy need not be a shareholder of the Company.

3. DIRECTING YOUR PROXY HOW TO VOTE

To direct the Proxy how to vote place an “X” in the appropriate box against each item in Section B. Where more than one Proxy is to be appointed and the proxies are to vote differently, then two separate forms must be used to indicate voting intentions.

4. APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two (2) persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second Proxy, an additional Proxy form may be obtained by contacting the Company’s share registry or you may photocopy this form.

To appoint a second Proxy you must:

a)	On each of the Proxy forms, state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each Proxy may exercise, each Proxy may exercise half of your votes; and

b)	Return both forms in the same envelope.

Number:

5. SIGNING INSTRUCTIONS

Individual: where the holding is in one name, the Shareholder must sign. Joint Holding: where the holding is in more than one name, all of the Shareholders must sign.

Power of Attorney: to sign under Power of Attorney you must have already lodged this document with the Company’s share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the Company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director may sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be lodged with the Company before the meeting or at the registration desk on the day of the meeting. A form of the certificate may be obtained from the Company’s share registry.

6. LODGEMENT OF PROXY

Proxy forms (and any Power of Attorney under which it is signed) must be received by Security Transfer Australia Pty Ltd no later than the date and time stated on the form overleaf. Any Proxy form received after that time will not be valid for the scheduled meeting.

The proxy form does not need to be returned to the share registry if the votes have been lodged online.

Security Transfer Australia Pty Ltd

Online	www.securitytransfer.com.au

Postal Address	PO BOX 52
Collins Street West VIC 8007

Street Address	Suite 913, Exchange Tower
530 Little Collins Street Melbourne VIC 3000

Telephone	1300 992 916

Facsimile	+61 8 9315 2233

Email	registrar@securitytransfer.com.au

PRIVACY STATEMENT

Personal information is collected on this form by Security Transfer Australia Pty Ltd as the registrar for securities issuers for the purpose of maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Your personal details may be disclosed to related bodies corporate, to external service providers such as mail and print providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Security Transfer Australia Pty Ltd or you would like to correct information that is inaccurate please contact them on the address on this form.

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